

February 25, 2011

Ms. Deanna H. Lund
Chief Financial Officer
Kratos Defense & Security Solutions, Inc.
4810 Eastgate Mall
San Diego, CA 92121

> **Re:** **Kratos Defense & Security Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended December 27, 2009**
> **Filed March 11, 2010**
> **File No. 001-34460**

Dear Ms. Lund:

We have reviewed your response letter dated February 4, 2011 and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Part III Incorporated by Reference from Definitive Proxy Statement

Executive Compensation, page 29

1. We note your response to comment 2 from our letter dated January 21, 2011 and your statement that disclosure of specific financial targets at the operating unit level might cause competitive harm. We note, however, reference to business segment goals on page 34. Confirm in your response that you will disclose financial targets at the operating segment level and disclose how difficult it would be to achieve any undisclosed financial targets at the operating unit level.

You may contact Melissa Hauber, Senior Staff Accountant, at 202-551-3368 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or John Zitko, Staff Attorney, at 202-551-3399, with any other questions.

Sincerely,

/s/ John Zitko for
Larry Spirgel
Assistant Director